UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 8, 2010
Commission File Number 001-33916

GEROVA FINANCIAL GROUP, LTD.
Metropolitan House 20 Brindley Road Manchester M16 9HQ United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:	☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-___________

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On April 8, 2010, the following transactions occurred:

Marshall Manley, our Chief Executive Officer and Chairman of the Board, resigned from all positions held with our company.

In connection with the resignation, we entered into a Separation Agreement and Release with Mr. Manley.

We also entered into a Share Repurchase Agreement with Mr. Manley and Marseilles Capital LLC, an affiliate of Mr. Manley, pursuant to which we repurchased 5,333,333 of our ordinary shares from Marseilles.

The Separation Agreement and Share Repurchase Agreement are filed as exhibits hereto and incorporated by reference herein.

Our Board of Directors accepted the resignation of Tore Nag as Chief Operating Officer.

We appointed Dr. Gary T. Hirst, our President and a Director, as our Chairman of the Board.

We appointed Stuart LR Solomons as our Managing Director and a member of our Board of Directors.

Dr. Hirst agreed to accept the position of Chairman and Mr. Solomons agreed to accept the position of Managing Director on an interim basis until suitable permanent candidates for these positions are appointed by the Board of Directors.

Financial Statements and Exhibits.

Exhibit No.	Description

4.1	Separation Agreement and Release, dated as of April 8, 2010, by and between Gerova Financial Group, Ltd. and Marshall Manley.

4.2	Share Repurchase Agreement, dated as of April 8, 2010, by and among Gerova Financial Group, Ltd., Marseilles Capital LLC and Marshall Manley.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEROVA FINANCIAL GROUP, LTD.

Date: April 12, 2010	By:	/s/ Dr. Gary T. Hirst
Name: Dr. Gary T. Hirst
Title: President and Chairman of the Board